SEC ISSION

08033271

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 52824

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Path Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Somerset Road
(No. and Street)

Rocky Point (City) NY (State) 11778 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Davis (631) 849-2667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

SEC Mail Processing Section

DEC 29 2008

Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
JAN 16 2009
THOMSON REUTERS

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Path Securities, LLC, as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

HEATHER A. DAVIS
Notary Public, State of New York
No. 01DA6056870
Qualified in Suffolk County
Commission Expires May 6, 2011

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CAPITAL PATH SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2008

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Member of
Capital Path Securities, LLC

We have audited the accompanying statement of financial condition of Capital Path Securities, LLC as of September 30, 2008 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to confirm certain broker receivables totaling $21,041, net of a related allowance, established for amounts deemed to be uncollectible. See Note 8.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to confirm the broker receivables referred to in the preceding paragraph, the financial statements referred to above present fairly in all material respects, the financial position of Capital Path Securities, LLC as of September 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
November 7, 2008

CAPITAL PATH SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2006

ASSETS

Cash and cash equivalents	$	41,917
Receivable from broker/dealers, less allowance for doubtful accounts of $73,269		54,259
Securities owned, at market or fair value		49,941
Office equipment, at cost, net of $2,179 accumulated depreciation		11,246
Other assets		3,080
TOTAL ASSETS	$	160,443

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		
Accounts payable	$	900
Commissions payable		19,233
Securities sold, not yet purchased		4,375
Total Liabilities	$	24,508
MEMBER'S CAPITAL	$	135,935
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	160,443

The accompanying notes are an integral part of this financial statement.

CAPITAL PATH SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Connecticut on August 7, 2000. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is the purchase and sale of securities.

Long and Short Securities - Securities positions are valued at market value or at the estimated fair value, as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Depreciation - Depreciation of office equipment is provided for using the straight-line method over a five year period.

Allowance for Doubtful Broker Accounts - An allowance has been established on the statement of financial condition for amounts receivable from another broker/dealer that functioned as the Company's clearing broker/dealer until May, 2008. The total allowance has been classified as a bad debt on the statement of income.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned consist of trading and investment securities at market or estimated fair value as follows:

	Owned	Sold, Not yet Purchased
Equity Securities	$ 40,766	-0-
Restricted Equity Securities	5,500	-0-
Options on Equity Securities	3,675	4,375
Totals	$ 49,941	$ 4,375

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2008, the Company's net capital and required net capital were $108,493 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 19%.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments, including exchange-traded and over-the-counter options. These derivative financial instruments are used to meet the needs of the customers, conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

As a writer of options, the Company or its customers receive a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2008, at market values of the related securities and will incur a loss, if the market value of the securities increases subsequent to September 30, 2008.

In order to facilitate the aforementioned transactions, as well as other transactions, on May 2, 2008 the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. The Company is currently required to maintain a

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

deposit of $10,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. This requirement will increase to $25,000 on May 2, 2009. The agreement has an initial term of 60 months and will be automatically renewed for additional 60 month terms unless written notification is provided by either party 90 days prior to the termination dates. Upon termination, the Company will be subject to termination fees which, at the minimum, would be $3,000 for each month remaining on the current term of the agreement. In addition, the Company is subject to a monthly minimum clearing charge of $3,000 and must maintain a fidelity bond with a minimum coverage of $250,000.

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 5 - OPERATING AGREEMENT

The Company's operating agreement provides that: 1) the Company's duration will be perpetual; 2) profits and losses will be allocated to members based upon each member's percentage of ownership interest in the Company; 3) withdrawals and other distributions to members are prohibited without the written consent of all members; 4) any distributions of cash or other property will be made based upon each member's percentage of ownership interest in the Company; and 5) unless all remaining members of the Company promptly vote to continue its legal existence, the Company will terminate upon the death, legal or physical incapacity, or termination of any member.

The operating agreement also prohibits the transfer or encumbrance of all or a portion of any membership interest without approval of all the Company's members.

NOTE 6 - RELATED PARTY TRANSACTIONS

The sole member and officer of the Company have provided office space to the Company during the year ended September 30, 2008 at no charge. In addition, the sole member has forgone any commissions or other compensation during the year ended September 30, 2008.

NOTE 7 - LEASE COMMITMENT

The Company has entered into a written lease agreement for office space that begins November 1, 2008 and expires October 31, 2010. Minimum annual rentals pursuant to this noncancellable lease agreement, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending	Amount
September 30, 2009	$ 9,900
September 30, 2010	11,295
September 30, 2011	945
Total	$ 22,140

NOTE 8 - FORMER CLEARING FIRM

As stated in Note 4, the Company has entered into an agreement with another broker/dealer (clearing broker/dealer) to process and also, although not in all instances, to execute its securities transactions. During May, 2008 a former clearing broker/dealer of the Company received protection afforded by the Securities Investor Protection Act of 1970 (SIPA), and liquidation procedures were initiated by a trustee appointed by a United States District Court on behalf of the customers of the former clearing broker/dealer. At September 30, 2008 the Company was owed cash of $28,704 and securities with a market value of $65,606 by this former clearing broker/dealer. Management has established an allowance for doubtful accounts equaling all of the securities and $7,663 of the cash it is owed. The total amount of the allowance established equals $73,269, and this amount has been recorded in bad debts on the statement of income. The Company has been unable to confirm the existence of any of the assets due from the former clearing dealer. The net amount due from this clearing broker/dealer of $21,041 at September 30, 2008 is included with receivables from broker/dealers on the statement of financial condition.

END